UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SOLTA MEDICAL, INC.

(Name of Subject Company)

SOLTA MEDICAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83438K103

(CUSIP Number of Class of Securities)

Mark M. Sieczkarek

Chairman of the Board,

President and Chief Executive Officer

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel J. Winnike, Esq.

Kris S. Withrow, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Solta Medical, Inc., a Delaware corporation, initially filed on December 23, 2013, and amended on January 13, 2014 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Sapphire Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant Pharmaceutical International Inc., a Canadian corporation (“Valeant”), to purchase all Shares that are issued and outstanding, at a price of $2.92 per Share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	Additional Information.

1. The section captioned “Antitrust Compliance” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 P.M., New York City time, on January 14, 2014. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On January 15, 2014, Valeant issued a press release announcing the expiration of the waiting period under the HSR Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2014	SOLTA MEDICAL, INC.

	By:	/s/ Mark M. Sieczkarek
Mark M. Sieczkarek
Chairman of the Board, President and Chief Executive Officer

3